UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND \
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8514

Copy To:

Glen J. Hettinger, Esq.

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

and

Neil J. Wertlieb, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street, 30th Floor

Los Angeles, California 90017-5735

Telephone: (213) 892-4000

Facsimile: (213) 892-4710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,131,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,131,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,131,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,131,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,131,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,131,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

1.	Names of Reporting Persons Michael J. Dickman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

1.	Names of Reporting Persons David W. Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

1.	Names of Reporting Persons Mark Langdale

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

The Schedule 13D filed on July 21, 2008 by TRT Holdings, Inc., a Delaware corporation (“TRT Holdings”), and Robert B. Rowling, an individual resident of the State of Texas and Chairman of the Board of TRT Holdings (“Mr. Rowling”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on January 23, 2009, and Amendment No. 3 filed on January 28, 2009 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 4 to the Schedule 13D (“Amendment No. 4”).

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Settlement Agreement (as described and defined in Item 4 below), TRT Holdings has withdrawn the nominations of Messrs. Rowling, Dickman, Johnson and Langdale (the “Original Four Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s next meeting of stockholders at which directors are to be elected (the “2009 Annual Meeting”).  Accordingly, Messrs. Dickman, Langdale and Johnson are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.  The remaining Reporting Persons will continue to file as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 9, 2009, the Issuer and TRT Holdings entered into a settlement agreement (the “Settlement Agreement”).  Pursuant to the terms of the Settlement Agreement, among other things, the Issuer agreed to nominate, recommend, and include in the Issuer’s proxy statement the election to the Board of two of the Original Four Nominees, Messrs. Rowling and Johnson (together, the “TRT Nominees”), at each of the 2009 Annual Meeting, the Issuer’s 2010 annual meeting of stockholders (the “2010 Annual Meeting”), and the Issuer’s 2011 annual meeting of stockholders (the “2011 Annual Meeting”).  The Settlement Agreement also requires the Issuer to nominate seven incumbent directors and two additional independent directors identified by the Board’s Nominating and Corporate Governance Committee after consultation with the Issuer’s stockholders at each of the 2009 Annual Meeting, 2010 Annual Meeting, and 2011 Annual Meeting.  The Settlement Agreement provides that one TRT Nominee will serve on each of the Board’s Executive Committee, which is being increased in size to five directors, Human Resources Committee, and Nominating and Corporate Governance Committee.  In addition, the Settlement Agreement provides that the Issuer will not increase the size of its Board to more than eleven directors prior to the Issuer’s 2012 annual meeting of stockholders.  By execution of the Settlement Agreement, TRT Holdings agreed to, among other things, withdraw the nominations of the Original Four Nominees and withdraw its demands requesting the production of certain stockholder list information of the Issuer and requesting inspection of the Issuer’s books and records that were set forth in letters to the Issuer dated January 15, 2009 and January 23, 2009, respectively.

Pursuant to the terms of the Settlement Agreement and concurrently with its execution, the Issuer entered into an amended and restated rights agreement with Computershare Trust Company, N.A., as rights agent (the “A&R Rights Agreement”).  The A&R Rights Agreement amends and restates the terms of the Rights Agreement, dated as of August 12, 2008, between the Issuer and Rights Agent to: (1) increase the triggering ownership percentage from 15% to 22% of the outstanding Common Shares and (2) include provisions that define and establish procedures in the event that the Issuer receives a Qualified Offer (as defined in the A&R Rights Agreement).  Additionally, in accordance with the terms of the Settlement Agreement, the Board adopted a resolution approving, for purposes of Section 203 of the Delaware General Corporate Law (“Section 203”), the acquisition by TRT Holdings and its affiliates of additional Common Shares in excess of 15% of the issued and outstanding Common Shares and providing that TRT Holdings and its affiliates will not be an “interested stockholder” as defined by Section 203.

Under the Settlement Agreement, TRT Holdings has agreed to vote all Common Shares that it is entitled to vote at each of the 2009 Annual Meeting, 2010 Annual Meeting, and 2011 Annual Meeting in favor of the election of the Board’s nominees, including the TRT Nominees.  In addition, TRT Holdings agreed to vote all Common Shares that it is entitled to vote at each of the 2009 Annual Meeting, 2010 Annual Meeting, and 2011 Annual Meeting and any other meeting of the Issuer’s stockholders prior to the Termination Date (as defined below): (1) in accordance with the Board’s recommendation on any stockholder proposal and (2) in favor of any proposal made by

CUSIP No. 367905106

the Issuer unless Mr. Rowling (or any other TRT Nominee that is an affiliate of TRT Holdings) has voted against such proposal in his or her capacity as a member of the Board.  These voting obligations will not, however, apply with respect to the voting of TRT Holdings’ Common Shares in connection with an Extraordinary Transaction (as defined in the Settlement Agreement).

The Settlement Agreement includes a provision restricting TRT Holdings from taking certain actions from the date of the Settlement Agreement through the Termination Date (the “Standstill Obligations”), including: (1) acquiring beneficial ownership of any voting securities of the Issuer in an amount of 22% or more of the Issuer’s outstanding voting securities, (2) participating in any solicitation of proxies or making public statements in an attempt to influence the voting of the Issuer’s securities in opposition to the recommendation of the Board, initiating any shareholder proposals, seeking representation on the Board (except as contemplated by the Settlement Agreement) or effecting the removal of any member of the Board (provided that TRT Holdings will not be restricted from making a public statement regarding how it intends to vote or soliciting proxies in connection with an Extraordinary Transaction not involving TRT Holdings), and (3) acquiring any assets or indebtedness of the Issuer (other than bonds or publicly-traded debt of the Issuer, subject to certain limitations set forth in the Settlement Agreement).  The Standstill Obligations are subject to certain exceptions, including if: (1) TRT Holdings has been invited by the Board to participate in a process related to the possible sale of the Issuer, (2) TRT Holdings makes a Qualified Offer, or (3) a third party makes an offer to acquire the Issuer under certain circumstances as set forth in the Settlement Agreement.

Pursuant to the Settlement Agreement, the “Termination Date” is the earliest to occur of (1) the consummation of a Qualified Offer (as defined in A&R Rights Agreement), (2) May 15, 2011, (3) the date of the resignation of the last TRT Nominee remaining on the Board in accordance with the requirement under the Settlement Agreement that TRT Holdings will not be entitled to any representation on the Board if TRT Holdings owns less than 5% of the outstanding Common Shares, and (4) a material breach of the Settlement Agreement by the Issuer that is not cured within 30 days of written notice of such material breach from TRT Holdings to the Issuer (or, if such material breach or lack of cure is disputed by the Issuer, upon the rendering of an arbitral award finding such material breach or lack of cure).

The Settlement Agreement also provides that each of the Issuer and TRT Holdings will not disparage the other party, subject to certain exceptions set forth in the Settlement Agreement.

The description of the Settlement Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement attached hereto as Exhibit 99.1 to this Amendment No. 4, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to include the following exhibits:
Exhibit 99.1 Settlement Agreement, by and among Issuer and TRT Holdings, dated March 9, 2009

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  March 11, 2009

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

/s/ Robert B. Rowling
Name:	Robert B. Rowling

/s/ James D. Caldwell
Name:	James D. Caldwell
As attorney-in-fact for Michael J. Dickman,
David W. Johnson and Mark Langdale

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).